FILED PURSUANT TO RULE 424(B)(3) FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 22 DATED SEPTEMBER 15, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004
     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 15 to the Prospectus, dated May, 26, 2005, Supplement No. 16 to the Prospectus, dated May 27, 2005, Supplement No. 17 to the Prospectus, dated June 30, 2005, Supplement No. 18 to the Prospectus, dated July 28, 2005, Supplement No. 19 to the Prospectus, dated August 15, 2005 and Supplement No. 21 to the Prospectus, dated August 29, 2005. Supplement No. 20 to the Prospectus, dated August 22, 2005, supersedes and replaces Supplement No. 15 through Supplement No. 19 and was filed with the Securities and Exchange Commission (the “SEC”) as part of a post-effective amendment to our registration statement that has not yet been declared effective. When such post-effective amendment is declared effective by the SEC, this Supplement will be delivered with the Prospectus, Supplement No. 12, Supplement No. 14, Supplement No. 20 and Supplement No. 21, and should be read in conjunction therewith. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.
     The purposes of this Supplement are as follows:
•	to provide an update on the status of our public offering; and
•	to describe the Operating Partnership’s new $140,000,000 revolving credit facility and the repayment of its existing term loan agreement with KeyBank National Association.
Status of the Offering
     As of September 13, 2005, we had received gross offering proceeds of approximately $150.8 million from the sale of 15,244,296 of our common shares, including approximately $959,000 of gross proceeds related to the sale of 100,984 common shares pursuant to our dividend reinvestment plan. As of September 13, 2005, 184,856,688 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,899,016 common shares available under our dividend reinvestment plan.
Revolving Credit Facility
     On September 9, 2005, the Operating Partnership entered into a credit agreement with KeyBank National Association (“KeyBank”), as administrative agent for itself and the other lenders named in the credit agreement (collectively, the “Lenders”), to establish a revolving credit facility with maximum aggregate borrowing capacity of up to $140,000,000. The Operating Partnership established the revolving credit facility for the purposes of repaying in full amounts owed under its existing $75,000,000 term loan facility with KeyBank, providing a source of funds for future real estate investments and funding its general working capital needs. The Operating Partnership borrowed $56,300,000 under the facility on September 9, 2005 in order to repay all outstanding obligations under the $75,000,000 term loan facility described above, to pay certain fees and expenses due to the Lenders and their counsel, and for general working capital purposes.
     The credit agreement has a maturity date of September 8, 2008, which is subject to extension at the Operating Partnership’s election for two successive periods of one year each, subject to specified conditions. The credit agreement provides that the Operating Partnership may increase the amount of the facility to $250,000,000 upon written notice within 18 months of the date of the agreement, subject to KeyBank’s ability to syndicate the incremental amount to the Lenders or other lenders. The credit agreement allows for borrowing at a variable rate or a LIBOR-based rate plus a spread, at the election of the Operating Partnership. The spread over the LIBOR-based rate at the closing was 200 basis points and such spread is based on a prescribed leverage ratio calculated for the Operating Partnership, which ratio under the credit agreement takes into account the Operating Partnership’s effective ownership interest in the debt and certain allowable assets of entities in which the Operating Partnership directly and indirectly invests. The weighted-average rate is currently 6.01%. The credit agreement provides that it shall be an event of default under the agreement if the advisor to Hines REIT ceases to be controlled by Hines or if Hines ceases to be majority-owned and controlled, directly or indirectly, by Jeffrey C. Hines, Chairman of the Board of Hines REIT, or certain members of his family. The credit agreement also contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of specified financial ratios.

     The loan is secured by a pledge of the Operating Partnership’s direct equity interests in any entity it invests in that directly or indirectly holds real property assets, including its interest in the Core Fund, subject to certain limitations and exceptions. The Operating Partnership currently holds a 24.80% non-managing general partner interest in the Core Fund, which indirectly holds interests in a portfolio of ten office properties. Hines REIT has unconditionally guaranteed payment and performance of the Operating Partnership’s obligations under the credit agreement and the other related loan documents. Further, the Operating Partnership, Hines and the Advisor have entered into a subordination agreement which provides that the respective rights of Hines and the Advisor to be reimbursed by the Operating Partnership for organizational and offering and other expenses are subordinate to the Operating Partnership’s obligations under the credit agreement.